Filed by Herc Holdings Inc. (Commission File No. 001-33139)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: H&E Equipment Services, Inc.

Commission File No.: 000-51759

The following communications are being filed in connection with the proposed acquisition of H&E Equipment Services, Inc. by Herc Holdings Inc.

H&E Team,

We look forward to bringing our teams together, and our Integration team is working hard to ensure a smooth transition for everyone.

As we continue to prepare for a mid-year 2025 close and our planned operational cutover phases (see The Inside Track – Issue 3), we wanted to engage you in a brief pulse survey as a simple “check in.” The survey should only take a few minutes, and all responses are anonymous.

Integration Pulse Survey

Reminder

If you haven’t already, please also complete the application survey we’ve previously shared. All responses are anonymous and will help us identify where to focus training efforts for integration.

Applications Survey

Your Questions, Answered

Below are answers to the most common questions we’ve received regarding the Herc Rentals’ vacation time policy. Please continue to submit questions to ***@hercrentals.com.

1.	Does vacation time at Herc Rentals follow an accrual schedule, or do eligible employees receive annual vacation time in one lump sum?

At Herc Rentals, full-time employees accrue vacation time on the first day of each month commencing on the first day of the month following the employee’s start date of employment.

The starting balance for H&E employees transitioning to Herc Rentals will generally reflect the amount they would have accrued under the Herc Rentals program from January 1, 2025, through the date of close, minus any paid time off used in 2025 before close.

Monthly vacation time accrues for full-time employees based upon years of service and will be credited in accordance with the following schedule. After close, vacation time will accrue monthly in accordance with this schedule.

Full Time Hourly Employees

Years of Service	Days	Monthly Accrual (in hours)
Less than one year	10.5	7
1 to 4	15	10
5 to 9	18	12
10 to 14	21	14
15 to 19	23	15.33
20 to 24	25	16.67
25 to 29	27	18
30+	30	20

Full Time Salaried Employees

Years of Service	Days	Monthly Accrual (in hours)
0 to 4	15	10
5 to 9	18	12
10 to 14	21	14
15 to 19	23	15.33
20 to 24	25	16.67
25 to 29	27	18
30+	30	20

2.

What if I transition to Herc Rentals and I have a higher balance of paid time off (PTO) hours under the H&E program than I would have accrued from January 1, 2025, through the close date under the Herc Rentals program?

If an employee’s unused H&E PTO balance* exceeds the starting balance under the Herc Rentals program, the difference will be paid out by H&E.

Their starting balance will reflect the amount they would have accrued under the Herc Rentals program from January 1, 2025, through the date of close. After close, the employee’s vacation time will accrue monthly in accordance with the schedule shown in question 1.

*	This includes banked paid time off for employees who are part of the pre-2017 PTO banked time employee group.

3.

What if I transition to Herc Rentals and I have a lower balance of paid time off (PTO) hours under the H&E program than I would have accrued from January 1, 2025, through the close date under the Herc Rentals program?

If an employee’s H&E PTO balance is less than the starting balance under the Herc Rentals program, and the employee has not used any H&E PTO in 2025, the employee’s starting balance will be the full amount they would have accrued under the Herc Rentals program from January 1, 2025, through the date of close. After close, the employee’s vacation time will accrue monthly in accordance with the schedule shown in question 1.

If an employee’s H&E PTO balance is less than the starting balance under the Herc Rentals program and the employee has already used H&E PTO in 2025, the employee’s starting balance will reflect the amount they would have accrued under the Herc Rentals program from January 1, 2025, through the date of close, minus any paid time off used in 2025 before close. After close, the employee’s vacation time will accrue monthly in accordance with the schedule shown in question 1.

4.	Does the Herc Rentals vacation time policy allow an employee to donate their accrued vacation time to another employee?

No, Herc Rentals’ vacation policy does not allow for the transfer or donation of accrued vacation time between employees.

5.	Does Herc Rentals have any other paid time off programs in addition to the vacation time accrual?

Yes, in addition to vacation time, the following paid time off is offered to eligible employees annually and will be prorated for new employees transitioning to Herc Rentals based on the close date of the transaction:

•	Full-time employees receive nine paid holidays annually.

•	Full-time salaried employees receive two paid “personal” days annually.

•	Full-time hourly employees receive up to 64 hours of sick time annually, unless otherwise required by state law. Unused sick time hours are paid out annually in December.

The foregoing is a summary of certain benefits Herc Rentals offers to its employees and does not provide a complete description of such benefits. For complete information about Herc Rentals’ employee benefits, please refer to the applicable plan or policy, which will be provided to all new Herc Rentals employees after closing.

This message was sent to all H&E team members on behalf of Herc Rentals.

Cautionary Note Regarding Forward Looking Statements

This communication includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements related to the Company, H&E and the proposed acquisition of H&E by the Company that involve substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of each of the Company and H&E, expected valuation and re-rating opportunities for the combined company, and the anticipated timing of closing of the proposed transaction. Forward-looking statements are generally identified by the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “looks,” and future or conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such words or similar expressions. All forward-looking statements are based upon our current expectations and various assumptions and apply only as of the date of this communication. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will be achieved or that the completion and anticipated benefits of the proposed transaction can be guaranteed, and actual results may differ materially from those projected. You should not place undue reliance on forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including, but not limited to, (i) the possibility that the sufficient number of H&E’s shares are not validly tendered into the tender offer to meet the minimum condition; (ii) the Company’s ability to implement its plans, forecasts and other expectations with respect to H&E’s business after the completion of the proposed transaction and realized expected synergies; (iii) the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; (iv) the Company and H&E may be unable to obtain regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the proposed transaction as a condition to obtaining regulatory approvals; (v) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (vi) problems may arise in successfully integrating the businesses of the Company and H&E, including, without limitation, problems associated with the potential loss of any key employees, customers, suppliers and other counterparties of H&E; (vii) the proposed transaction may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues during the due diligence investigation of H&E or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (viii) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction, any adverse effects on our ability to maintain relationships with customers, employees and suppliers; (ix) the occurrence of any event, change to other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the proposed transaction; (x) any negative effects of the announcement of the proposed transaction of the financing thereof on the market price of the Company common stock or other securities; (xi) the industry may be subject to future risks including those set forth in the “Risk Factors” section in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and in the other filings with the SEC by each of the Company and H&E; and (xii) Herc may not achieve its valuation or re-rating opportunities. The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and H&E, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in the other filings with the SEC by each of the Company and H&E. All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We undertake no obligation to update or revise forward-looking statements that have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The Company commenced the exchange offer on March 19, 2025. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and its acquisition subsidiary, HR Merger Sub Inc. (“Merger Sub”), has filed or will file with the U.S. Securities and Exchange Commission (the “SEC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy H&E shares will only be made pursuant to the Offer to Exchange and related exchange offer materials that the Company has filed with the SEC. At the time the exchange offer was commenced, the Company and Merger Sub filed a tender offer statement on Schedule TO (as subsequently amended), the Company filed a registration statement on Form S-4 (as subsequently amended), and H&E filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as subsequently amended) with the SEC with respect to the exchange offer. H&E’S SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER MATERIALS), THE REGISTRATION STATEMENT ON FORM S-4, AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF H&E SHARES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER.

The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the registration statement on Form S-4 and the Solicitation/Recommendation Statement on Schedule 14D-9, have been or will be made available to H&E shareholders at no expense to them and are also made available for free at the SEC’s web site at http://www.sec.gov. Additional copies may be obtained for free by contacting either the Company or H&E. Copies of the documents filed with the SEC by H&E will be available free of charge on H&E’s website at https://investor.he-equipment.com/. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at https://ir.hercrentals.com/.

In addition to the tender offer materials, the Company and H&E file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public at the SEC’s web site (http://www.sec.gov).